Online Resources Corporation
4975 Meadow Wood lane
Suite 300
Chantilly, Virginia 22102
November 21, 2006
VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Amanda McManus
Mail Stop 4561
Re:	Acceleration request of Online Resources Corporation. Registration Statement on Form S-3 Commission File No. 333-138234
Ladies and Gentlemen:
      Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Online Resources Corporation, (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to declare effective the above-captioned Registration Statement on Form S-3 (No. 333-1138234) (the “Registration Statement”), originally filed with the Commission on October 26, 2005. Since we were advised that the Commission would promptly declare the Registration Statement effective following the filing of Amendment No. 2 to the Registration Statement with the appropriate amendments, we request that effectiveness be declared no later than 3 P.M. on November 22, 2006.
      In connection with this the request, the Registrant hereby acknowledges that (i) should the Commission or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, ONLINE RESOURCES CORPORATION
/s/ Catherine A. Graham
Catherine A. Graham
Executive Vice-President and Chief Financial Officer